BGC Group, Inc.
499 Park Avenue
New York, New York 10022

May 13, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, NE
Washington, D.C. 20549

Attention:	Rolf Sundwall Mark Brunhofer

Re:	BGC Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2024 File No. 001-35591

Dear Sirs:

On behalf of BGC Group, Inc. (the “Company”), we are writing in response to your comment letter, dated April 30, 2025, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed on March 3, 2025 (the “Form 10-K”).

For your convenience, the Company has repeated your comment in full, and the Company’s response is consistent with the numbering of the comment and heading used in your letter.

Form 10-K for Fiscal Year Ended December 31, 2024

Notes to Consolidated Financial Statements
Note 20. Income Taxes, page 190

1.
We note the $9,154,000 reconciling item in your rate reconciliation for 2024 at the bottom of page 191 attributed to "Available for sale securities mark-to-market--U.S. GAAP Adjustment." We also note that this reconciling item represents 18.3% of your tax provision in 2024 and that it increases your effective tax rate by 5.3 percentage points. Please tell us the nature of this reconciling item and explain why it impacts your rate reconciliation. In your response, specifically explain:

•
Why you characterize the reconciling item as related to available for sale securities when it appears from your Financial Instruments Owned, at Fair Value policy note on page 146 that these investments are classified as trading securities; and

•	Why the attributes of this reconciling item are apparently not temporary differences that result in no net impact on your effective rate and rate reconciliation.

United States Securities and Exchange Commission
Division of Corporation Finance
May 13, 2025

Response #1

The $9.154 million reconciliation item within note 20, Income Taxes (“note 20”), to the financial statements contained in the Form 10-K relates to certain equity interests held at a foreign subsidiary of the Company.  These equity interests are accounted for under the measurement alternative methodology pursuant to ASC Topic 321, Investments - Equity Securities.  These equity interests are included within “Other assets” in the Company’s consolidated statement of financial condition and are remeasured to fair value, with changes recorded in net income during the period, when observable price changes occur.

However, legal title to these equity interests is held at a foreign subsidiary of the Company.  The foreign subsidiary separately records, for local reporting purposes, the unrealized gain and corresponding deferred tax liability under local accounting rules, which differ from U.S. GAAP and include an element comparable to “available-for-sale.”  In preparing the reconciliation table included within note 20, the Company carried over the terminology “AFS MTM” from the records of the foreign subsidiary.  The Company acknowledges that such terminology is confusing and will not use that term in future filings.

For the year ended December 31, 2024, the Company properly recorded a $36.6 million unrealized gain relating to an increase in fair value of these equity interests, which was recorded in “Other income (loss)” in the Company’s consolidated statement of operations.  The related deferred tax liability was properly provided for as a temporary difference in the “tax expense at federal statutory rate” line item within note 20 in the Form 10-K.  The presentation in note 20 may have given the appearance that the $9.154 million reconciling item represented a permanent difference in the Company’s rate reconciliation.  This is not the case.

In preparing the reconciliation table included within note 20, the Company presented offsetting reconciling items as a result of the local presentation of the financial statements.  Specifically, the $9.154 million tax liability presented in the “AFS MTM - U.S. GAAP Adjustment” line is offset by a $9.154 million tax benefit presented within the “Other permanent differences” line item, which line item is presented on a net basis, obscuring the presence of the $9.154 million tax benefit.  Rather than representing 18.3% of our tax provision in 2024 and increasing our effective tax rate by 5.3 percentage points, as the Staff’s comment notes, the $9.154 million reconciling item had no net effect on the effective rate, rate reconciliation, or reported provision for income taxes.

In future filings, to clarify the matter, presentation of similar items within the Company’s effective tax rate reconciliation disclosure will be presented in a single line item, which will help avoid potential confusion regarding the temporary nature of these items. We believe this will more clearly present the tax accounting for changes in the fair value of these equity interests.

Any questions or comments regarding the foregoing should be directed to the undersigned at (646) 346-6869.

United States Securities and Exchange Commission
Division of Corporation Finance
May 13, 2025

BGC GROUP, INC.

By:   /s/ Jason W. Hauf
        Name: Jason W. Hauf
        Title:   Chief Financial Officer

cc:	Stephen M. Merkel, Esq. (BGC Group, Inc.) Jerry Gruner (Ernst & Young, LLP) Leland S. Benton, Esq. (Morgan, Lewis & Bockius LLP)